EXHIBIT 12.1

ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

(Unaudited)

	Nine Months Ended
	September 30,		Twelve Months Ended December 31,

	2003(1)(2)	2002(1)	2002(1)	2001(1)	2000(1)	1999(1)	1998(1)

Earnings from operations	$83,516	$138,627	$180,698	$144,096	$147,432	$151,457	$108,041
Add:
Interest expense	138,050	121,653	190,319	87,121	110,134	93,226	56,328

Earnings as adjusted	$221,566	$260,280	$371,017	$231,217	$257,566	$244,683	$164,369

Fixed charges:
Interest expense	$138,050	$121,653	$190,319	$87,121	$110,134	$93,226	$56,328
Capitalized interest	18,457	24,587	34,303	29,186	34,471	38,781	29,942

Total fixed charges	$156,507	$146,240	$224,622	$116,307	$144,605	$132,007	$86,270

Ratio of earnings to fixed charges	1.4	1.8	1.7	2.0	1.8	1.9	1.9

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.

(2)	The nine months ended September 30, 2003 include $25.0 million in expense for estimated and incurred legal fees for our counsel and plaintiffs’ counsel, estimated settlement costs based upon the current status of discussions, additional resident property repair and replacement costs and temporary resident relocation expenses associated with moisture infiltration and resulting mold issues at Harbour House, a Southeast Florida high-rise property that became subject to litigation in the third quarter of 2002.